05011111

NEDBANK GROUP

06 September 2005

SUPPL

RECEIVED
SEC MAIL PROCESSING
SEP 08 2005
WASH. D.C. 198 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED (formerly Nedcor Limited) in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of the finalisation announcement in respect of Capitalisation Award.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc *Jonathan K Bender, Esq*

dlw 9/12

Head Office 135 Rivonia Road Sandown Sandton 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel 011 294 9106 Fax 011 295 9106 Website www.nedbank.co.za

PROUDLY SOUTH AFRICAN

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Release Date: 2005/08/26 01:47:10 PM

Nedbank Group - Finalisation announcement in respect of Capitalisation Award

with a Cash Dividend default alternative
Nedbank Group Limited
(Formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share Code: NED & ISIN Code: ZAE000004875
("Nedbank Group" or "the Company")

CAPITALISATION AWARD WITH A CASH DIVIDEND TO BE PAID TO SHAREHOLDERS NOT ELECTING TO RECEIVE CAPITALISATION AWARD SHARES

Further to the Company's interim results announcement for the six months ended 30 June 2005 released on the Securities Exchange News Services ("SENS") on 4 August 2005, notice is hereby given that an award of new fully paid ordinary shares ("the new shares") will be distributed to shareholders recorded in the register of the Company at the close of business on Friday, 9 September 2005 ("the record date"). In terms of the announcement, shareholders will be entitled, in respect of all or part of their shareholding, to elect to participate in the capitalisation award failing which they will receive the cash dividend alternative (105 cents per ordinary share that will be paid to those shareholders not electing to participate in the capitalisation award). The last day to trade to participate in the capitalisation share award or the cash dividend alternative will be Friday, 2 September 2005.

The number of shares to which shareholders wishing to participate in the capitalisation award will become entitled will be determined in the ratio that 105 cents per ordinary share bears to 8612 cents, being the 30 day volume weighted average traded price of Nedbank Group ordinary shares on the JSE as at the close of business on 25 August 2005 ("VWAP"), the formula being:
Capitalisation share entitlement = (number of shares held on the record date x 105 cents)/(VWAP of Rx)

This equates to 1.21923 new Nedbank Group ordinary shares for every 100 Nedbank Group ordinary shares held. Shareholders wishing to participate in the capitalisation award in respect of all or part of their shareholding must elect to do so. Subject to the approval of the JSE Limited ("JSE"), a listing of the maximum number of new shares to be issued pursuant to the capitalisation award will commence on Monday, 5 September 2005. The new shares will trade "ex" the entitlement with effect from the commencement of business on Monday, 5 September 2005. Shares may not be dematerialised or rematerialised between Monday, 5 September 2005 and Friday, 9 September 2005, both days inclusive. A circular (including a form of election) dealing with the capitalisation award was posted to shareholders on Monday, 22 August 2005.

Forms of election in respect of shareholders who have not yet dematerialised their shares ("certificated shareholders") and who wish to elect to participate in the capitalisation award must be received by the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107) by no later than 12h00 on Friday, 9 September 2005.

Shareholders who have dematerialised their shares are required to notify their duly appointed Central Securities Depository Participant ("CSDP") or broker of their election in the manner and time stipulated in the custody agreement governing the relationship between the shareholder and their CSDP or broker. In respect of dematerialised shareholders, safe custody accounts with the CSDP or broker will be updated with the entitlement in respect of the new ordinary shares and /or payments will be credited to their CSDP or broker accounts on Monday, 12 September 2005.

Certificated shares or cheques will be posted to certificated shareholders at their risk on Monday, 12 September 2005. A further announcement will be published on SENS on or about Monday, 12 September 2005, detailing the results of the capitalisation award and the cash dividend alternative.

Johannesburg
26 August 2005
Investment bank, corporate adviser and sponsor
Nedbank Capital
Independent lead sponsor

Merrill Lynch
Corporate law advisers
Edward Nathan
Date: 26/08/2005 01:47:10 PM Produced by the JSE SENS Department

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